UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

VITACOST.COM, INC.

(Name of Subject Company (Issuer))

VIGOR ACQUISITION CORP.

(Offeror)

a wholly-owned direct subsidiary of

THE KROGER CO.

(Direct Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

92847A200

(Cusip Number of Class of Securities)

Christine S. Wheatley, Esq.

Group Vice President, Secretary and General Counsel

1014 Vine Street

Cincinnati, OH 45202

(513) 762-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$286,667,430.76	$36,922.77

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.00001 per share, of Vitacost.com, Inc. (the “Company”), at a purchase price of $8.00 per share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 34,222,898 issued and outstanding shares of common stock of the Company, multiplied by $8.00 per share; (ii) 3,971,785 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $8.00 per share, multiplied by $2.28 per share (which is equal to the difference between $8.00 and $5.72, the weighted average exercise price of such options that have an exercise price that is less than $8.00 per share); (iii) 276,900 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $8.00 per share; and (iv) 1,680,601 shares of common stock of the Company underlying outstanding warrants, multiplied by $0.96 per share (which is equal to the difference between $8.00 and $7.04, the weighted average exercise price of such warrants). The foregoing numbers of shares of common stock, options, restricted stock units and warrants have been provided by the issuer to the offeror and are as of the close of business on July 15, 2014, the most recent practicable date. The filing fee was determined by multiplying 0.000128800 by the proposed maximum aggregate value of the transaction of $286,667,430.76.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.000128800.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,922.77	Filing Party: The Kroger Co. and Vigor Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: July 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by The Kroger Co., an Ohio corporation (“Kroger”), and Vigor Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Kroger, with the Securities and Exchange Commission on July 18, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Vitacost.com, Inc., a Delaware corporation (the “Company”), at a purchase price of $8.00 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11 Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The subsection entitled “Legal Proceedings” of Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Following the July 2, 2014 announcement that the Company had entered into the Merger Agreement, three putative class actions were filed on behalf of purported stockholders of the Company against the Company, its directors, Kroger and Purchaser (collectively, the “Defendants”). One action was filed in the Circuit Court of the Fifteenth Judicial Circuit In and For Palm Beach County, Florida: John Ernst v. Vitacost.com, Inc., et al., 2014-CA-008318, filed on July 7, 2014 (the “Ernst Action”). Two actions were filed in the Court of Chancery of the State of Delaware: Marcel Heim v. Vitacost.com, Inc., et al., C.A. No. 9883-VCP, filed on July 15, 2014 (the “Heim Action”), and Takis P. Dionisos v. Vitacost.com, et al., C.A. No. 9945-VCP, filed on July 24, 2014 (the “Dionisos Action” and, together with the Ernst Action and the Heim Action, the “Stockholder Actions”).

Each of the Stockholder Actions alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with their consideration and approval of the Merger Agreement by, among other things, agreeing to an inadequate tender price through an inadequate sales process. The Stockholder Actions also allege that the Company, Kroger and Purchaser aided and abetted the Company’s directors’ alleged breaches of fiduciary duty. The Dionisos Action alleges that the Company’s directors failed to disclose material information concerning the Offer. The Stockholder Actions seek, among other things, an injunction to prevent consummation of the Offer and subsequent Merger.

On July 24, 2014, the plaintiff in the Dionisos Action filed a motion for a preliminary injunction. On July 31, 2014, the Heim Action and the Dionisos Action were consolidated. A hearing on the motion for a preliminary injunction was set for August 11, 2014 in the Delaware Court of Chancery, and as set forth below, such motion has since been withdrawn.

On August 12, 2014, the parties to the Stockholder Actions entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Stockholder Actions.

The Memorandum of Understanding provides that, among other things, the Company made additional disclosures and took certain actions contained in Amendment No. 2 to the Schedule 14D-9 filed with the SEC on August 8, 2014. Pursuant to the agreement of the parties, the motion for a preliminary injunction in the Stockholder Actions was withdrawn and the hearing relating thereto was vacated.

While the Defendants believe that all of the lawsuits are without merit, and the Defendants specifically deny the allegations made in the lawsuits and maintain that they have committed no wrongdoing whatsoever, to permit the timely consummation of the Merger, and without admitting the validity of any allegations made in the lawsuits, the Defendants concluded that it is desirable that the Stockholder Actions be resolved. The proposed settlement of the Stockholder Actions, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the Defendants relating to the Offer and proposed Merger. There can be no assurance that the settlement will be finalized or that the Court of Chancery will approve the settlement.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 13, 2014

VIGOR ACQUISITION CORP.

By:	/s/ Bruce M. Gack
Bruce M. Gack
Vice President and Secretary

THE KROGER CO.

By:	/s/ Kevin M. Dougherty
Kevin M. Dougherty
Group Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 18, 2014.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on July 18, 2014.*

(a)(5)(A)	Joint Press Release issued by The Kroger Co. and Vitacost.com, Inc. on July 2, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(B)	Talking Points for Leaders, distributed on July 2, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(C)	Questions & Answers for Vitacost.com Associates, distributed on July 2, 2014 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(D)	Investor Script for Conference Call on July 2, 2014 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(E)	Complaint filed by John Ernst, individually and on behalf of all others similarly situated, on July 7, 2014, in the Circuit Court of the Fifteenth Judicial Circuit In and For Palm Beach County, Florida.*

(a)(5)(F)	Complaint filed by Marcel Heim, individually and on behalf of all others similarly situated, on July 15, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(G)	Complaint filed by Takis P. Dionisos, on behalf of himself and all others similarly situated, on July 24, 2014, in the Court of Chancery of the State of Delaware.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Vitacost.com, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vitacost.com, Inc. with the Securities and Exchange Commission on July 2, 2014).

(d)(2)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Jeffrey Horowitz (incorporated by reference to Exhibit 3 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(3)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and JHH Capital, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(4)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Investors, LLC (incorporated by reference to Exhibit 5 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(5)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(6)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners IV, L.P. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(7)	Confidentiality Agreement, dated as of March 28, 2014, by and between The Kroger Co. and Vitacost.com, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

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